Exhibit (m)(25) under Form N-1A

Exhibit 10 under Item 601/Reg. S-K

EXHIBIT I

to the

Distribution Plan

FEDERATED INCOME SECURITIES TRUST:

Federated California Muni and Stock Advantage Fund

Class C Shares

This Exhibit to the Distribution Plan is adopted as of the 18th day of August, 2006, by Federated Income Securities Trust with respect to the Class C Shares of Federated California Muni and Stock Advantage Fund set forth above.

As compensation for the services provided pursuant to this Plan, FSC will be paid a monthly fee computed at the annual rate of 0.75 of 1% of the average aggregate net asset value of the Class C Shares of Federated California Muni and Stock Advantage Fund held during the month.

Witness the due execution hereof this 1st day of September, 2006.

FEDERATED INCOME SECURITIES TRUST

By: /s/ J. Christopher Donahue

Name: J. Christopher Donahue

Title: President